Exhibit 99.1

Alpha Tau to Participate in May Investor Conferences

JERUSALEM, May 1, 2024 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, today announced that CFO Raphi Levy will present at the following investor conferences in May 2024.

Event:	Guggenheim Securities Radiopharmaceuticals Day
Format:	Presentation
Date:	May 13, 2024
Time:	11:30AM ET
Location:	New York, NY

Event:	H.C. Wainwright 2nd Annual BioConnect Investor Conference
Format:	Fireside Chat
Date:	May 20, 2024
Time:	2PM ET
Location:	New York, NY

Mr. Levy will also be available for 1x1 investor meetings at the conferences. Please reach out to your Guggenheim Securities and H.C. Wainwright representatives to schedule.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Investor Relations Contact:

IR@alphatau.com